EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net Income	$2.8	$2.3	$22.0	$17.8
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,829	14,067	14,818	14,056
Dilutive Effect of Stock Options and Restricted Stock (000’s)	5	7	5	7
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,834	14,074	14,823	14,063
Earnings Per Share – Basic and Diluted	$0.19	$0.16	$1.49	$1.27